Exhibit 1.01

THE GOODYEAR TIRE & RUBBER COMPANY

Conflict Minerals Report

For the Year Ended December 31, 2021

Introduction

The terms “Goodyear,” “Company” and “we,” “us” or “our” wherever used herein refer to The Goodyear Tire & Rubber Company together with all of its consolidated U.S. and foreign subsidiary companies, unless the context indicates to the contrary. Terms used herein that are defined in Item 1.01(d) of Form SD are used as defined therein.

For a brief description of our business and products and the necessary components of our products that contain conflict minerals, see the Form SD to which this Conflict Minerals Report is attached.

Description of Due Diligence Measures

In 2021, we designed our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements on tin, tantalum, tungsten and gold (collectively, the “OECD Guidance”).

This Conflict Minerals Report is available on our Internet website as an Exhibit to Form SD at https://corporate.goodyear.com/us/en/investors/financial-reports.html. Please note, however, that information contained on our Internet website is not incorporated by reference into this Conflict Minerals Report or otherwise considered to be a part of this document.

Establishment of Strong Company Management Systems

To lead our compliance efforts with respect to conflict minerals and to develop a sustainable process for future compliance, a cross-functional team was created that currently includes associates from the following departments:

•	Global Procurement

•	Global Environmental, Health, Safety & Sustainability

•	Law

The activities of this team are directed by an executive steering committee comprised of leaders in the departments listed above. As the needs of this team continue to evolve, members will be added or removed to address specific needs in the compliance process. This team provides periodic updates to the executive steering committee, as well as the Audit Committee of the Board of Directors, regarding our ongoing compliance efforts.

Goodyear’s Supplier Code of Conduct, which was updated in 2021, includes the following provision with respect to conflict minerals:

“Suppliers must source minerals, derivatives of minerals and other raw materials in compliance with applicable laws and regulations and in a manner that respects human rights. Suppliers must avoid directly or indirectly financing or benefiting armed groups in the Democratic Republic of Congo (DRC) and/or its adjoining countries. Suppliers are required, from time to time, (i) to certify that all materials and products supplied to Goodyear do not contain tantalum, tin, tungsten, gold or cobalt or (ii) if they do contain those elements, to cooperate with Goodyear to conduct appropriate due diligence, including determining the country of origin and the source (including the applicable smelter) and chain of custody of those elements.”

All suppliers of components that contain conflict minerals are required to agree to the Supplier Code of Conduct in order to do business with us, and we reserve the right to terminate our business relationship with any supplier found not to be in compliance with the Supplier Code of Conduct. The Supplier Code of Conduct is specifically incorporated into the terms and conditions of our purchase orders in the Americas and Asia Pacific, and is incorporated on the face of our Europe, Middle East and Africa purchase orders.

In order to increase awareness of conflict minerals issues, we developed internal and external communications aimed at (1) sourcing raw materials and components in a manner that respects human rights, (2) identifying conflict minerals in our products, (3) collecting information with respect to the country of origin, source and chain of custody of conflict minerals, and (4) responding appropriately to inquiries from our customers.

Any associate, supplier or customer may choose to report a policy violation, including a violation of our Supplier Code of Conduct, or raise a question through the Goodyear Integrity Hotline, which is run by an independent service. Reports of policy violations may be made anonymously.

Identification and Assessment of Risks in the Supply Chain

We sent the Responsible Minerals Initiative Conflict Minerals Reporting Template (each a “Template” and collectively the “Templates”) to each of the suppliers that directly supply us with components that contain conflict minerals in order to collect product-level information on all of the smelters in their supply chain, as well as the country of origin, source and chain of custody of those conflict minerals. Once we received a completed Template from a supplier, we evaluated the Template for completeness and accuracy, and made further inquiries of our suppliers in order to clarify or improve the quality of their responses to us. Our objective was to identify each of the smelters that placed conflict minerals into our supply chain, which we believed would facilitate our ability to identify the source and chain of custody of the conflict minerals contained in our products.

We are a member of the Responsible Minerals Initiative (“RMI”), an industry initiative that audits smelters’ and refiners’ due diligence activities, in order to satisfy several of the recommendations outlined in the OECD Guidance. Through our membership in the RMI, we reviewed information provided by the Responsible Minerals Assurance Process of the RMI to assist us in determining whether a smelter was sourcing conflict minerals in a socially responsible manner. If a smelter was included on the Conformant Smelter List maintained by the RMI, we determined that we would rely on the results of that third-party audit for purposes of (1) the risk assessment with respect to the conflict minerals supply chain and (2) the evaluation of whether the smelter has effective due diligence practices.

We also reviewed policies issued and representations made by certain suppliers and smelters, reviewed the smelters’ websites, if any, and conducted open-source internet searches for any further information on our suppliers and the smelters regarding the source and chain of custody of the conflict minerals they used, including information with respect to the mine or location of origin of the ore processed by the smelters.

Design and Implementation of a Strategy to Respond to Identified Risks

We have established a process through which we assist suppliers in complying with their conflict minerals reporting obligations to us and decide whether to continue doing business with suppliers who are unwilling or unable to comply with the Supplier Code of Conduct, which requires suppliers to “source minerals, derivatives of minerals and other raw materials in compliance with applicable laws and regulations and in a manner that respects human rights” and to “avoid directly or indirectly financing or benefiting armed groups in the Democratic Republic of Congo (DRC) and/or its adjoining countries.” We reserve the right to terminate our business relationship with any supplier found not to be in compliance with the Supplier Code of Conduct. We are not currently aware of any supplier who has breached this provision of our Supplier Code of Conduct and, therefore, no corrective action has been required.

Independent Third-Party Audit of Smelters’ Due Diligence Practices

For calendar year 2021, we relied on independent third-party audits of a smelter’s due diligence of its conflict minerals supply chain that were conducted by the RMI. In the future, we intend to rely on such audits that are conducted by the RMI or other similar industry initiatives or by governments.

Annual Reporting on Supply Chain Due Diligence

To the extent required by Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder, we will annually provide a Conflict Minerals Report as an exhibit to Form SD that describes our due diligence practices with respect to conflict minerals that we know or have reason to believe may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), including with respect to our management systems, risk assessment and risk management activities. We will also provide an independent private sector audit of our Conflict Minerals Report to the extent required by law.

Results of 2021 Due Diligence Inquiries

In 2021, we had a total of 19 direct suppliers of the necessary components of our products that contain conflict minerals. We received Templates that we deemed to be complete from all of those suppliers.

As a result of our reasonable country of origin inquiry (“RCOI”) described in the Form SD, we identified the following smelters that supplied conflict minerals to our suppliers and that we had reason to believe may have sourced conflict minerals directly or indirectly from the Covered Countries:

Smelter	Conflict Mineral	Location of Smelter
Alpha	Tin	Altoona, Pennsylvania, USA
Malaysia Smelting Corporation	Tin	Butterworth, Penang, Malaysia
Metallo Belgium N.V.	Tin	Beerse, Antwerp, Belgium
Thaisarco	Tin	Amphur Muang, Phuket, Thailand
Tin Technology & Refining	Tin	West Chester, Pennsylvania, USA
Yunnan Tin Company Ltd.	Tin	Gejiu, Yunnan, China

Each of the smelters identified above has in place policies or statements regarding conflict minerals that express their commitment to sourcing conflict minerals from the Covered Countries in a responsible and ethical manner. Each smelter is also included on the Conformant Smelter List maintained by the RMI.

However, we ultimately were unable to determine whether our products were “DRC conflict free” in 2021 due to (1) the difficulty inherent in obtaining complete and accurate information from entities that are far-removed from us in the supply chain and (2) our corresponding inability to determine definitively the country of origin of a portion of the conflict minerals that we used in our products.

All of the tires that we manufacture contain bead wire, which in turn contains tin (except for radial aircraft tires). An indeterminate portion of the tin that is incorporated into the bead wire we use is ultimately provided to us through our suppliers by the six smelters identified above.

Appendix A to this Report sets forth the potential countries of origin of the necessary conflict minerals in our products that are supplied to us by the six smelters identified above. In order to determine the related mines or locations of origin of those conflict minerals, we relied upon the due diligence measures described above and found:

•

Alpha stated in its Supply Chain Conflict Minerals Policy that it “is committed to purchasing Conflict Minerals and other materials only from environmentally and socially responsible suppliers that do not finance or benefit armed conflict or human rights abuses.” The RMI RCOI Report indicated that Alpha may indirectly source some raw materials from the Covered Countries.

•

Malaysia Smelting Corporation stated in its Responsible Minerals Sourcing Policy Statement that it sources between 15-20% of its tin from predominantly artisanal miners in Central Africa, including Rwanda and the southern Katanga Province of the DRC. The RMI RCOI Report indicated that Malaysia Smelting Corporation may directly source some raw materials from the Covered Countries.

•

Metallo Belgium N.V. stated on its website that it “specializes in the recovery of non-ferrous metals from a variety of material streams” and principally uses recycled and scrap materials in its operations. The RMI RCOI Report indicated that Metallo Belgium N.V. may indirectly source some raw materials from the Covered Countries.

•

Thaisarco stated in its 2021 Public Due Diligence Report for Responsible Minerals Sourcing that it sources tin from mines located in Africa, among other parts of the world. The RMI RCOI Report indicated that Thaisarco may directly and indirectly source some raw materials from the Covered Countries.

•

Tin Technology & Refining stated in its 2021 Public Due Diligence Report for Responsible Minerals Sourcing that it “only processes and recycles secondary metals and does not process concentrates in any form.” The RMI RCOI Report indicated that Tin Technology & Refining may indirectly source some raw materials from the Covered Countries.

•

Yunnan Tin Company Ltd. stated in its Responsible Mineral Procurement Supply Chain Policy that its tin ore is mainly sourced from mines in China, as well as some overseas imports. The RMI RCOI Report previously indicated that Yunnan Tin Company may indirectly source some raw materials from the Covered Countries.

Based on the guidance provided by the staff of the Division of Corporation Finance in its “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” dated April 29, 2014, and its “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” dated April 7, 2017, we have not provided an independent private sector audit of our 2021 Conflict Minerals Report.

Appendix A

Potential Countries of Origin

Australia	Laos	South Korea
Bolivia	Malaysia	Spain
Brazil	Mongolia	Taiwan
Burundi	Myanmar	Thailand
China	Nigeria	Uganda
Colombia	Peru	United Kingdom
Democratic Republic of the Congo	Portugal	United States of America
Germany	Russia	Venezuela
Indonesia	Rwanda	Vietnam